UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 3rd, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (February 3, 2025).

Exhibit 99.2	Fourth quarter and full-year 2024 results (February 5, 2025).

Exhibit 99.3	TotalEnergies proposes a dividend of 3.22 €/share for fiscal year 2024, a 7% increase (February 5, 2025).

Exhibit 99.4	Disclosure of Transactions in Own Shares (February 10, 2025).

Exhibit 99.5	India: TotalEnergies to Supply GSPC with 400,000 Tons of LNG per year from 2026 (February 12, 2025).

Exhibit 99.6	The "UAE-France High-Level Business Council" meeting was held with the participation of over 50 entities to Strengthen economic and investment cooperation (February 17, 2025).

Exhibit 99.7	TotalEnergies and ENI sign an agreement with Cyprus and Egypt for the export of Cyprus Block 6 gas through Egypt (February 17, 2025).

Exhibit 99.8	TotalEnergies, Masdar and EPointZero Sign Framework for Action to Drive Clean Energy Access in Africa and Asia (February 17, 2025).

Exhibit 99.9	TotalEnergies Joins Forces with Air Liquide to Decarbonize its Refineries in Northern Europe with Green Hydrogen (February 18, 2025).

Exhibit 99.10	Disclosure of Transactions in Own Shares (February 18, 2025).

Exhibit 99.11	Disclosure of Transactions in Own Shares (February 25, 2025).

Exhibit 99.12	Biogas in France: TotalEnergies Starts Its 2nd Largest Unit in Normandy (February 26, 2025).

Exhibit 99.13	Jeunes Agriculteurs and TotalEnergies Strengthen Their Partnership for the Energy Transition of the Agricultural World (February 26, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: March 3rd, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer